THE O’NEAL LAW FIRM, P.C.
14835 East Shea Boulevard
Suite 103, PMB 494
Fountain Hills, Arizona 85268
(480) 812-5058 (Tel)
(480) 816-9241 (Fax)

November 1, 2007

Securities and Exchange Commission
Mail Stop 7010
Washington, D.C. 20549-7010

Re: W2 Energy, Inc.
       Form 10-SB
       File No.  000-52277
       Filed June 1, 2007

Dear Mr. Franker:

We are writing in response to your comment letter dated July 7, 2007 in connection with the above-referenced filing.

General

1. We note that you did not provide a written response to our comment letter dated December 1, 2006. In responding to this letter, please provide a written response that is filed on EDGAR as correspondence.

Please note that the Company withdrew the filing referenced in your comment letter dated December 1, 2007, and therefore did not respond to this letter.

2. We reissue comments 3,9,12,13,14,18,21,22,24,25,26 and 27 of our letter dated December 1, 2006. To the extent these comments refer to Regulation S-K, please refer to the same Item in Regulation S-B.

The previous filing referenced in your letter of December 1, 2006 was erroneously filed as a Form 10, and not Form 10-SB as it should have been filed. The current filing has been correctly filed as a Form 10-SB which should address the issues set forth in your letter of December 1, 2006 regarding Regulation S-K.

Business, page 3

3. We note that you refer investors to your website. Please delete the statement “[f]or further information: and simply provide your website address, as you are not permitted to incorporate by reference.

We have deleted this reference.

4. Please revise to clarify the meaning of the sentence beginning “[t]he reactor which utilizes non-thermal plasma…” Please also define “catalytic manner” in the following sentence.

We have revised these sentences to clarify their meaning.

5. Please revise to clarify if you are a development stage company and state whether you have commenced the production of fuels. If your process is not operational, please revise to clarify your assertion that the process is “state of the art.” Similarly, revise to provide the disclosures required by Item 101(b) of Regulation S-B.

We have clarified that the company is a “development stage” company that has not yet commenced production. Further, we have deleted the reference to “state of the art”. Finally, we have added additional disclosures required by Item 101(b) of Regulation SB.

Industry Overview, page 3.

6.  We note your response to comment 10 from our letter dated December 1, 2006. Please revise to provide explanatory information for industry concepts, including Fischer-Tropsch process, crude oil equivalent, stranded natural gas, and flaring or re-injection.

We have removed this section in its entirety as it is not material to understanding the company’s business and the risks associated with the business.

7. Please explain the concept of “plasma assisted partial oxidization of biomass.“

We have removed this section in its entirety as it is not material to understanding the company’s business and the risks associated with the business.

8. Please revise to disclose the basis for your statement that “W2 Energy will produce a low cost liquid fuel…”

 We have removed this section in its entirety as it is not material to understanding the company’s business and the risks associated with the business.

Commodity Prices, page 5

9. Please revise to provide the basis for your assertion that “Green Power energy demands a higher price and if marketed independently could demand prices as high as .12-15 cents per Kwh,” as well as the assertion on page 3 that “liquid fuel and electricity derived from renewable fuels without the expulsion of CO2 into the atmosphere would sell at a premium in the open market.” Please clarify whether these higher prices would be the result of higher costs or of greater demand for energy derived from alternative sources. Please also clarify whether you are referring to cents or fractions of a cent.

We have removed this section in its entirety.

10. We note your discussion of the size of your production system. Please revise to disclose whether such a system has been constructed. If not, please disclose the basis for your belief that such a system can be constructed and operate efficiently when the pilot plant is not yet operational.

We have removed this section in its entirety.

Innovations and Next Generation Projects, page 5

11. Please revise to disclose the basis for your statement that your technology will allow for “significantly reduced capital cost but also increased operating efficiency which is considerably lower than its competition.”

We have deleted this sentence.

Strategic Partners, page 6.

12. Please delete the website addresses of your strategic partners.

 We have deleted these website addresses.

Item 1.A Risks Related to our Equity, page 6

13. Please add a risk factor discussing the fact you have received a going concern opinion from your auditors.

We have added a risk factor discussing the going concern opinion from the company’s auditor.

Item 2. Financial Information

14. Please revise your liquidity section to include a more detailed discussion of your internal and external sources of capital and any material commitments, including the minimum fees payable to Messrs. Maruszczak and McLaren, as well as a reasonably detailed discussion of the Company’s ability or inability to generate sufficient cash to support its operations during the twelve month period following the date of the financial statements and the course of action that has been taken or is proposed to be taken to remedy the deficiency. In this regard, we note your liquidity section merely reiterates what is present on the face of your financial statements. Refer to Item 303(a) of Regulation S-B.

15. Further revise your plan of operation section and liquidity section to discuss any contractual obligations or commitments made with regards to the construction of your plant and the terms of any financing arranged. In this regard, we note that you have begun design and development of your pilot plant and plan to complete construction in the first quarter of 2008. We further note your budget of $2.5 million that you plan to finance through debt, equity and strategic alliance. Tell us the status of the plant construction, including any costs incurred to date, how you are accounting for these costs and how you are funding these costs. You disclose that you have applied for funding on page F-12. Please include in your revised disclosures the nature and terms of this funding as well as any conditions or requirements needed prior to receiving the funding.

We have substantially revised this section to include a discussion of the above items.

16. Please reconcile the stockholders’ equity amounts disclosed on page 9 with the amounts presented on the face of your balance sheet on page F-15.

The Stockholders’ Equity number in the December 31, 2006 column has been corrected to reflect $(593,138) as reflected on the face of the balance sheet.

December 31, 2006 Financial Statements

Balance Sheet, page F-4

24. With regards to your technology asset recorded on your balance sheet, please tell us the nature of the asset, your basis for capitalization and your method of amortization. Cite the authoritative guidance that supports your accounting for this asset and revise your disclosure to include this information in accordance with APB 22. We further note your disclosure on page 10 which discusses the company’s intention to license or sell technologies that no longer fit into the Company’s business plan. To the extent that any of the technologies capitalized at December 31, 2006 are not being utilized and are not generating cash flows, tell us how you determined that these assets are recoverable at each balance sheet date.

The Company has determined that due to the restatement of the financial statements to reflect World Wise Technologies (Canada) as the predecessor to the company no purchase of technology took place for accounting purposes. Accordingly in the restated financial no cost of technology has been capitalized. The statement of the intention to license or sell technologies was a general statement. No such sale has taken place or is contemplated at this time. The restatement eliminates the need to determine if the technology costs are recoverable as they have been expensed.

25. We note on page 4 of your Form 10 filed October 25, 2006 your disclosure regarding the purchase of the 19 MW Cowley Ridge Wind plant, however, do not see any reference to this plant in your current Form 10-SB. Clarify your involvement with the Cowley Ridge Wind plant, specifically addressing whether or not you have purchased this plant and if so, the consideration paid for the plant, whether or not this purchase was related to the December 2004 acquisition of World Wise Technologies, Inc., and how you are accounting for and presenting the purchase of this plant in your financial statements for each period presented.

The purchase of the Cowley Ridge Wind plant was not completed. Therefore no accounting for the purchase of the plant has been included in the financial statements. The Cowley Ridge Wind plant had nothing to do with the technology costs which had been capitalized prior to the restatement of the financial statements.

Statements of Stockholders’ Equity (Deficit), page F-6

26. Revise your statement of stockholders’ equity (deficit) to disclose the information required in paragraph 11(d) of SFAS 7 and ensure that this information is provided from the Company’s inception.

The Statement of Stockholders’ Equity has been restated to reflect World Wise Technologies (Canada) as the predecessor to the Company. Accordingly, the requested information from the Company’s inception is now presented.

27. Please explain how your accounting and presentation of the recapitalization in your statement of stockholders’ equity is appropriate and consistent with recapitalization accounting. In this regard, we would expect retroactive restatement of your capital accounts based on the exchange ratio established in the merger. In other words, it appears that your December 1, 2004 capital account balances are those of W2 Energy and not of WWT Canada, the accounting acquirer.  Please explain why you appear to have eliminated the retained earnings of WWT Canada.

The financial statements have been restated to properly reflect the recapitalization of WWT Canada. Accordingly, the retained earnings of WWT Canada are no longer eliminated.

28. Tell us the nature of the stock offering costs you have recorded in additional paid in capital during 2006. We note your discussion of a private placement that took place on page F-12, however, do see where the private placement is recorded in your statement of stockholders’ equity. Further tell us how your accounting and classification of these costs complies with SAB Topic 5:A.

The stock offering costs were cash payments made to the agents who completed the private placement as described on page F-12. The private placement is clearly disclosed in the Statements of Stockholders’ Equity (Deficit) in the line captioned “Common stock issued for cash at $0.03 per share”. SAB Topic 5:A requires the disclosure of the consideration received (cash), price per share ($0.03), the number of shares issued (17,500,000) and the total proceeds ($615,000). All of this information is provided in the statement.

Note 2 – Significant Accounting Policies, page F-8

b. Basic loss per share, page F-8

29. Please reconcile your disclosure of basic loss per share for the year ended December 31, 2005 of ($0.00) on page F-8 to the basic loss per share shown on the face of your statement of operations of ($0.01). Please revise your document accordingly.

In the process of edgarizing the Form 10-SB certain numbers in the statement of stockholders’ equity deficit and notes to the financial statements were mistyped. The financial statements in the Form 10-SB have been corrected to match the Company’s audited financial statements.

The basic loss per share on page F-8 has been corrected to $(0.01) as shown on the face of the statement of operations.

Note 4 – Significant Events, page F-12

 30. We note your common stock issued for debt, cash and services during 2006. It is unclear how these amounts are reflected in your statement of stockholders' equity (deficit). For example, you state that only 8,600,000 shares of common stock were issued for net cash of $250,000 in a private placement, and that an aggregate of 8,150,000 shares were issued for services. The statement of stockholders’ equity (deficit), however, indicates that 17,500,000 shares were issued for cash and 13,400,000 shares for services. Please reconcile the difference between your footnote 4 and statement of stockholders’ equity and revise accordingly. Ensure that each row and column sums appropriately.

In the process of edgarizing the Form 10-SB certain numbers in the statement of stockholders’ equity deficit and notes to the financial statements were mistyped. The financial statements in the Form 10-SB have been corrected to match the Company’s audited financial statements. Note 4 has been restated to conform with the numbers presented in the statements of stockholders’ equity (deficit) and statements of cash flows.

March 31, 2007 Financial Statements

(Please note that the financial statements have been updated to September 30, 2007 accordingly the responses to the comments have been reflected in the updated financial statements.)

Balance Sheets, page F-15

31. You present on the face of your balance sheet common stock with no par value. However, in your December 31, 2006 balance sheet, as well as in your amended certificate of incorporation, the par value of your common stock is $0.001. Please reconcile this difference for us and revise accordingly.

The common stock of World Wise Technologies, Inc. was no par value. The common stock of W2 Energy, Inc. has a par value of $0.001 as reflected in the amended certificate of incorporation. The restated financial statements reflect the par value of the W2 Energy, Inc. common stock for the recapitalization of World Wise Technologies, Inc.

Note 3 – Equity Activity, page F-19

32. We note your disclosure on page 11 that indicates you have adopted SFAS 123R as of January 1, 2006. However, it is unclear how this adoption impacted your financial statements. Please tell us and disclose how you considered the transition provisions of paragraphs 69-83 of SFAS 123R and revised disclosure to discuss the impact adoption of SFAS 123R had on your financial statements as required by paragraphs 84 and 85 of SFAS 123R.

The adoption of SFAS 123R had no impact on our financial statements. We have always recognized compensation cost for common stock issued for services at the grant date fair value. Similarly, since we have always recognized the fair value of the shares issued for services as an expense the transition provisions did not apply.  Therefore there is nothing to disclose.

33. Further tell us and disclose how you have accounted for the common stock issued  for services during 2006 and 2007 under SFAS 123R and provide all the required disclosures pursuant to paragraphs 64 and 65 of SFAS 123R.

Common stock issued for services is valued at the trading price of the shares of the date they are issued. This disclosure has been added to the notes to the financial statements

Please do not hesitate to contact us if you have any further questions.

Very truly yours,

/s/William D. O’Neal